Bit Origin Ltd

375 Park Ave, Fl 1502

New York NY 10152

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C., 20549

Attn:	Jessica Livingston

Re:	Bit Origin Ltd
Registration Statement on Form F-3 (File No. 333-275602) Request for Acceleration of Effectiveness

Dear Ms. Livingston:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bit Origin Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on November 29, 2023, or as soon thereafter as practicable.

Very truly yours,

Bit Origin Ltd

By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board